**Primary Business Name: INSTINET, LLC** **BD Number: 7897**

**BD - AMENDMENT**

**11/13/2019**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(●) Yes ( ) No

| Ownership Codes: | | | |
|---|---|---|---|
| | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| GOVONI, MARK JAMES | I | PRESIDENT | 05/2016 | NA | Y | N | 4574136 |
| HALPIN, IRENE ANN | I | ASSOCIATE GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER ( BROKER DEALER, NON-CBOE/C2) AND ANTI-MONEY LAUNDERING COMPLIANCE OFFICER | 09/2017 | NA | Y | N | 6764763 |
| INSTINET HOLDINGS INCORPORATED | DE | DIRECT OWNER | 12/2005 | E | Y | N | 20-3879157 |
| KENNIFF, ALICE M | I | ASSOCIATE GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER (INVESTMENT ADVISER) | 09/2016 | NA | Y | N | 5615714 |
| MAURO, LUKE | I | HEAD OF OPERATIONS | 02/2014 | NA | Y | N | 4188932 |
| RICHMOND, LAURE E | I | CHIEF FINANCIAL OFFICER | 09/2019 | NA | Y | N | 5115429 |
| SISKOVIC, JULIE MARIE | I | CHIEF COMPLIANCE OFFICER (BROKER-DEALER, CBOE/C2) | 11/2019 | NA | Y | N | 1385048 |
| WEBB, FARON ROSS | I | GENERAL COUNSEL | 01/2014 | NA | Y | N | 2452057 |